UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 2, 2026 titled “Geopark Completes Strategic Venezuela Entry Transaction”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK COMPLETES STRATEGIC VENEZUELA ENTRY TRANSACTION

25-YEAR BARE BLOCK CPP NOW EFFECTIVE FOLLOWING EARLY COMPLETION OF MILESTONES

42.1 MILLION NEW GEOPARK SHARES TO BE ISSUED TO GRUPO GILINSKI, BECOMING THE COMPANY’S CONTROLLING SHAREHOLDER

OPERATIONAL TAKEOVER IN PROGRESS

Bogota, Colombia – November 2, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with more than 20 years of successful operations across Latin America, today announced the effectiveness of the 25-year Production Participation Contract (“CPP”) for the Bare Block in Venezuela (the “Bare Block”), together with the completion of the related share issuance transaction with Grupo Gilinski.

The closing marks a major milestone in GeoPark’s strategic entry into Venezuela and was achieved well within the originally agreed effectiveness period, following intensive technical, contractual and operational coordination and agreements with PDVSA Petróleo S.A. (“PPSA”).

With the CPP now effective, GeoPark has completed the acquisition of the remaining 95% interest in the CPP holding company (“CPP Holdco”) from a subsidiary of Grupo Gilinski in exchange for the issuance to such subsidiary of GeoPark common shares. The transaction adds a large-scale, long-duration brownfield redevelopment platform to GeoPark’s existing operations in Colombia and Argentina.

CPP Effectiveness and Operational Readiness

The effectiveness of the CPP follows the successful completion of the principal contractual and regulatory milestones, well before the 120 day period established in the contract, including the approval of the final Bare Block development and business plan, the execution of all complementary agreements with PPSA, and obtaining all required authorizations.

The 25-year CPP was established under Venezuela’s Organic Hydrocarbons Law1 and its recently issued regulations. Under the agreement, GeoPark will act as operator, fund 100% of capital expenditures under approved work programs and hold a 65% net participating interest. The CPP also provides direct commercialization rights, access to critical infrastructure, operational control provisions and contractual economic protections.

GeoPark is advancing preparations to complete operational takeover of the Bare Block before year-end 2026, with readiness activities progressing across technical, field, and corporate workstreams. Approximately 300-400 reactivation wells have already been assessed, establishing the foundation for the initial redevelopment phase, focused on production stabilization, well reactivations, workovers and infrastructure rehabilitation.

GeoPark expects to begin financial consolidation of the Bare Block upon gaining operational control of the block.

1 Ley de Reforma a la Ley Organica de Hidrocarburos, published in Gaceta Oficial Extraordinaria No. 6,978 on January 29, 2026.

Shareholder Structure

As contemplated in the September 2, 2026 announcement, GeoPark has completed the acquisition of Grupo Gilinski’s remaining 95% interest in CPP Holdco2, following its initial 5% participation.

In consideration for the acquisition, GeoPark instructed its transfer agent to issue 42,135,872 common shares to Panamerican Energy Holdings S.A. (“PEH”), a member entity of Grupo Gilinski, on the date hereof. The acquisition was completed entirely through equity consideration, with no cash acquisition payment by GeoPark, preserving liquidity and balance sheet flexibility. Following the share issuance, Grupo Gilinski will hold approximately 56.3% of GeoPark’s outstanding common shares, becoming the Company’s controlling shareholder.

Under the Share Purchase Agreement, dated as of September 2, 2026, by and among the Company, PEH and GeoPark USA, LLC (the “SPA”), Grupo Gilinski may receive up to 5,421,589 additional GeoPark common shares (which could increase its ownership interest in GeoPark to approximately 58.4%), if certain milestones set forth in the SPA are achieved. As the CPP became effective earlier than originally anticipated, the parties have agreed to extend the deadline for achieving these milestones from closing to December 1, 2026.

Tender Offer and Governance

Under the agreed transaction framework, Grupo Gilinski is required to initiate a tender offer, within 90 days following closing, to acquire GeoPark common shares not already held by Grupo Gilinski or its affiliates, at a price of US$12.22 per share, for an aggregate consideration of up to US$100 million. The tender offer will provide a liquidity alternative for shareholders, with the formal terms and timetable to be communicated upon launch by Grupo Gilinski.

Following closing, and for so long as Grupo Gilinski beneficially owns at least 50% of GeoPark’s outstanding common shares, it is entitled to nominate at least five directors for election or appointment to GeoPark’s Board, compared with the three Board nominees it was previously entitled to nominate. At least two of these five director nominees must qualify as independent under applicable law, NYSE rules and GeoPark’s independence criteria. Any election or appointment remains subject to applicable law and the Company’s governing documents.

GeoPark will continue to operate as a NYSE-listed company, with the governance and shareholder protections established under the Governance Agreement, including the applicable Board independence and related-party transaction safeguards.

The Governance Agreement also provides that, should Grupo Gilinski and its affiliates acquire at any time beneficial ownership of more than 70% of GeoPark’s outstanding common shares, Grupo Gilinski would be required to initiate an additional tender offer for all remaining shares within 90 days of crossing that threshold, at a price no lower than the applicable 30-trading-day volume-weighted average price, subject to applicable regulations.

CEO Commentary

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Completing this transaction well before the agreed contractual timeline is a significant achievement and reflects the strength of our team’s execution capabilities and the close collaboration developed with PPSA. Our focus now fully shifts to operational execution, starting with a safe and disciplined takeover. With reactivation wells already assessed and critical readiness activities well advanced, we have the foundation to stabilize production, reactivate existing capacity and progressively unlock the Bare Block’s substantial potential. This timely milestone reinforces GeoPark’s commitment to Venezuela and our confidence in the country’s energy sector.”

2 The CPP Holdco refers to Energy Assets International S.A, a Panama company, which holds indirect control of Beta Resources (V), C.A., a company incorporated in Venezuela, which executed the CPP.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation.

This press release contains certain oil and gas metrics, including operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

ADDITIONAL INFORMATION ON THE TENDER OFFER AND WHERE TO FIND IT

The partial tender offer for any and all outstanding equity securities of GeoPark, other than those beneficially owned by PEH, or its affiliates, including Colden Investments S.A. (“Colden”), at a price of $12.22 per share and up to a total consideration of $100,000,000 referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell common shares of GeoPark or any other securities. At the time the tender offer is commenced, Grupo Gilinski will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO (the “Tender Offer Statement”), and GeoPark will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”).

GEOPARK SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

GeoPark security holders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s web site at www.sec.gov. Copies of the documents filed with the SEC by GeoPark will be available free of charge on GeoPark’s web site, https://www.geo-park.com/, or by contacting GeoPark’s investor relations department  at ir@geo-park.com. In addition, GeoPark security holders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘will,’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, expected impact of the transaction on the Venezuelan energy sector, value creation and other operating and financial performance. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 2, 2026